On June 15, 2005, the Company held its annual meeting of stockholders where the following two matters were approved by stockholders: (i) the election of one director of the Company and
(ii) a proposal to authorize the Company to sell shares of its common stock for less than net asset value per share, subject to certain conditions. On the first matter, 31,444,038 shares were cast in favor, no shares were cast against, and 201,634 shares abstained. The second matter was approved by 11 of the Companys
19 common stockholders of record, with 1 voting against and no abstentions. The second matter was also approved by a majority of the votes cast by the Companys stockholders at the meeting, as follows: 7,299,084 shares were cast in favor, 1,058,544 shares were cast against and 251,686 shares abstained. As a result of the vote on the first matter, Gerald I. Isenberg was elected to serve as a director of the Company for a 3-year term. In addition to Mr. Isenberg, the Companys directors with terms continuing after the meeting are Anne K. Costin, Steven C. Good, Terrence J. Quinn and Kevin S. McCarthy.